MONTHLY REPORT - JULY, 2006
                               Global Macro Trust
                The net asset value of a unit as of July 31, 2006
                was $  959.44, down  3.9% from   $ 998.09 per unit
                              as of June 30, 2006.

                                     Managing          Unit
                                      Owner          Holders          Total
Net Asset Value (450,205.262      $   5,015,534     444,331,758     449,347,292
   units) at June 30, 2006
Addition of 21,564.326 units on          58,500      21,464,624      21,523,124
   July 1, 2006
Redemption of 2,951.145 units on        (56,559)     (2,774,888)     (2,831,447)
   July 31, 2006
Net Income (Loss) - July, 2006         (168,327)    (17,955,942)    (18,124,269)
                                    -----------  --------------  --------------
Net Asset Value at July 31, 2006  $   4,849,148     445,065,552     449,914,700
                                    ===========  ==============  ==============

Net Asset Value per Unit at July
31, 2006 (468,936.626 units
inclusive of 118.183 additional
units.)                                          $       959.44


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $    419,790      (1,771,212)

      Change in unrealized gain (loss) on open      (18,276,360)     (1,257,436)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           421,721          21,989


   Interest income                                    1,850,811      11,241,069

   Foreign exchange gain (loss) on margin               132,501        (295,976)
      deposits

Total: Income                                       (15,451,537)      7,938,434

Expenses:
   Brokerage commissions                              2,542,445      17,627,500

   20.0% New Trading Profit Share                             0         114,672

   Administrative expense                               130,287         934,627


Total: Expenses                                       2,672,732      18,676,799

Net Income (Loss) - July, 2006                     $(18,124,269)    (10,738,365)

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      August 9, 2006



Dear Investor:

Global Macro Trust ("GMT") was down 3.87% for July, 2006. Year-to-date the Trust is down 1.91%.

Interest rate and currency trading were unprofitable in July. In other portfolio sectors, small gains from stock index and metals trading were approximately offset by small losses from energy and agricultural commodity trading.

As noted in prior reports, the Trust is positioned for rising global interest rates. In July, Fed chairman Bernanke testified to Congress that he expected moderating U.S. economic growth to put a damper on inflation which has been increasing at a rate above the Fed's stated preferred range. The preliminary reading on U.S. GDP growth did come in at a lower-than-expected 2.5% on July 28. However, inflation accelerated. Counting on a slowdown in economic growth from an exceptional to a normal rate to contain inflation brings to mind a term from the bad old days - stagflation - where we had inflation with no economic growth. Nevertheless, the testimony and GDP data triggered a drop in interest rates resulting in losses on the Trust's short interest rate futures positions in U.S., German, British, Japanese and Canadian notes and bonds and U.S., Canadian and European short-term interest rate futures. Short positions in Australian notes and bonds were profitable.

In currencies, the dollar weakened on the Fed chairman's comments on moderating U.S. economic growth, and profits on short dollar positions versus the Australian dollar, British pound and Polish zloty and on a long dollar position against the Indian rupee were narrowly outweighed by losses on long dollar positions versus the Hungarian forint, Mexican peso, New Zealand dollar, Turkish lire and South African rand and on a long Swedish krona position. Long positions in the Brazilian real, Korean won, Swiss franc, Czech koruna, euro, Norwegian krone and Singapore dollar and a short yen position resulted in no material gain or loss. Non-dollar cross rate trading was unprofitable. Losses were sustained on long positions in the euro versus the Mexican peso, New Zealand dollar and Turkish lire and long positions in the Swiss franc versus the Australian dollar, the Swedish krona versus the British pound and the yen versus the New Zealand dollar. Long positions in the Australian dollar versus the yen and British pound versus the Swiss franc were profitable.

The Trust held very light positions in stock index futures in July, and small profits on long positions in the Hong Kong, Canadian, Spanish and British indices and a short position in the NASDAQ 100 outweighed very small losses on long positions in South African and Australian indices.

Energy trading resulted in a small loss due principally to short positions in natural gas and long positions in WTI crude oil and London gas oil. Long positions in unleaded gasoline, Tokyo gasoline and kerosene, Brent crude oil and heating oil were approximately flat.

In metals, small profits on long positions in nickel, copper, zinc and silver outweighed small losses on a long position in aluminum and a short position in lead. Long positions in gold, platinum and tin were flat.

In the agricultural sector, profits on short positions in soybeans and soybean meal were narrowly outweighed by losses on long positions in cocoa, sugar, soybean oil and Kansas City wheat and on a short position in cotton. A long position in Chicago wheat and short positions in corn, coffee and live cattle and hogs were flat.

                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman